UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                  Under the Securities Exchange Act of 1934

                                (AMENDMENT No. 1)

                                    PHH Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 Alan Fournier
                       c/o Pennant Capital Management LLC
                                 40 Main Street
                               Chatham, NJ 07928

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 26, 2007
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  693320202            SCHEDULE 13D        Page 2 of 7 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,169,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                  4,169,800
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,169,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES [  ]
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 3 of 7 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan Fournier
              c/o Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,169,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   4,169,800
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,169,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 4 of 7 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on March 22, 2007 by Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital") and Alan Fournier, a United States citizen ("Fournier") (collectively, the "Reporting Persons") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of PHH Corp., a Maryland corporation (the "Issuer"), is hereby amended as set forth herein by this Amendment No. 1.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $120.3 million was paid to acquire the shares of Common Stock reported herein.


ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

      The Reporting Persons originally acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued and represented an attractive investment opportunity.

      On March 15, 2007, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") to be acquired by GE Capital Solutions the "Merger"). Under the terms of the Merger Agreement, shareholders of the Issuer would receive $31.50 per share in cash at the closing of the Merger. The Reporting Persons do not believe that the merger consideration adequately values the Issuer and, accordingly, do not believe that the Merger is in the best interest of the shareholders of the Issuer. Consequently, based on the currently available information and terms, the Reporting Persons intend at this time to vote against the Merger.

      On April 30, 2007, Pennant Capital delivered a letter to the Issuer's board of directors outlining its objections to the Merger as being at a price that is not reflective of the value of the Issuer and not being in the best interest of the Issuer's shareholders based upon a number of factors, including
(i) current conditions of the general mortgage market, (ii) Issuer-specific circumstances, including accounting restatements, and (iii) the tax implications of a sale and break-up will prevent realization of the Issuer's full value at this time. The letter urges the Issuer's board to pursue a separation of the Issuer's mortgage and fleet business through a spin-off to allow shareholders to realize the full valuation potential of the Issuer in the public market. The foregoing description of the letter is qualified in its entirety by reference to a copy of the letter attached hereto as Exhibit A and incorporated herein by reference.

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 5 of 7 Pages
----------------------------                        ----------------------------

      The Reporting Persons and their representatives intend to monitor developments relating to the proposed Merger including any details relating thereto, on a continuing basis, and intends to thoroughly review the Merger and all the alternatives available to the Issuer. At any time and from time to time, the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer and management of the Issuer as well as with other shareholders of the Issuer and other interested parties regarding the Merger, potential alternatives and other matters of interest to the Issuer's shareholders, proposals for alternative transactions or structures to the Merger, and with respect to the Reporting Persons' investment in the shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Persons also reserve their right to review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     Except as described herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the status of the proposed Merger and alternatives thereto, the terms of the Merger or any alternative thereto that may arise, the outcome of the discussions, if any, referenced above, the Issuer's financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the Merger or an alternative, tendering into an offer to purchase the Issuer's Common Stock, purchasing additional shares of Common Stock or any of the Issuer's debt or other equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Issuer's debt or other equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Issuer's debt or other equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a-b) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. As of the date hereof, the Funds collectively hold 7.8% of the outstanding shares of Common Stock of the Issuer. Alan Fournier is the managing member of, and thereby controls, Pennant Capital. The foregoing should not be

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 6 of 7 Pages
----------------------------                        ----------------------------

construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Pennant Capital and Alan Fournier disclaims beneficial ownership of shares of Common Stock owned respectively by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. The percentages used herein are based upon the 53,506,822 shares of Common Stock reported to be outstanding as of March 15, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on April 11, 2007.

        (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D on March 22, 2007 is set forth in Appendix I hereto.



ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected Since March 22, 2007

Appendix II:  Joint Filing Agreement (previously filed)

Exhibit A:  Letter to the Issuer's Board of Directors

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CUSIP No.  693320202            SCHEDULE 13D        Page 7 of 7 Pages
----------------------------                        ----------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 30, 2007

            PENNANT CAPITAL MANAGEMENT LLC

            By: /s/ Alan Fournier
                ---------------------
                Alan Fournier, Managing Member




            /s/ Alan Fournier
            ---------------------
            Alan Fournier

                                   APPENDIX I

                TRANSACTIONS EFFECTED SINCE MARCH 22, 2007

(All transactions were regular market transactions effected on The NYSE)


-------------     ---------------              ----------    -----------
Date of           Person                       Amount of      Price per
transaction       effecting                    securities       share
                  transaction                    Bought/        or unit
                                                 (Sold)
-------------     ---------------              ----------    -----------

4/20/07           Offshore                        87,320           30.43
4/20/07           Onshore                         23,750           30.43
4/20/07           Qualified                       53,500           30.43
4/20/07           Spinnaker                       33,500           30.43
4/20/07           Windward LP                    112,010           30.43
4/20/07           Windward Ltd.                  169,920           30.43
4/26/07           Offshore                       106,320           30.56
4/26/07           Onshore                         28,910           30.56
4/26/07           Qualified                       65,140           30.56
4/26/07           Spinnaker                       40,780           30.56
4/26/07           Windward LP                    136,370           30.56
4/26/07           Windward Ltd.                  206,880           30.56
4/27/07           Offshore                         8,020           30.58
4/27/07           Onshore                          2,180           30.58
4/27/07           Qualified                        4,920           30.58
4/27/07           Spinnaker                        3,080           30.58
4/27/07           Windward LP                     10,290           30.58
4/27/07           Windward Ltd.                   15,610           30.58
4/30/07           Offshore                       111,390           30.58
4/30/07           Onshore                         30,840           30.58
4/30/07           Qualified                       68,560           30.58
4/30/07           Spinnaker                       25,920           30.58
4/30/07           Windward LP                     53,570           30.58
4/30/07           Windward Ltd.                   81,220           30.58

                                   EXHIBIT A

                   LETTER TO THE ISSUER'S BOARD OF DIRECTORS

Dear Members of the Board,

     We are writing this letter to tell you that we strongly object to the proposed sale of PHH Corp. (the "Company") to GE Capital Solutions ("GE") and The Blackstone Group ("Blackstone"). We believe the current conditions of the general mortgage market, the Company-specific circumstances and the tax implications of a sale and break-up of the Company will prevent realization of full value at this time. We believe that instead, the Company should pursue a tax-free spin-off of the Fleet business. We estimate that this would allow existing shareholders to realize an estimated combined valuation of $48 to $66 per share over the course of 2 to 3 years, a vastly superior outcome to a sale at $31.50 per share in the third quarter of 2007. By agreeing to sell the Company to GE and Blackstone, the Company's Board of Directors has demonstrated a lack of long-term commitment to the business and a lack of understanding of shareholder value creation. Pennant Capital Management LLC currently owns 4,169,800 shares or approximately 7.79% of the total outstanding shares of the Company based upon 53,506,822 shares of common stock reported by the Company to be outstanding as of March 15, 2007.

        The current cyclical downturn in the mortgage production business in the U.S. has led to weak volumes and pricing for the Company and its competitors. In addition, while the Company only has a minimal presence in the Subprime and Alt-A mortgage markets, rising defaults in these market segments have exacerbated investor concerns about the mortgage industry in general. This makes it a particularly inopportune time to sell a mortgage business. Cyclicality in the mortgage market is not new and it is only a matter of time until we return to volume growth, expanding gain on sale margins and improved profitability.

        While the industry in general is going through difficult times, the Company's specific circumstances further obfuscate its underlying value. While in the end, the accounting restatements have proven benign from an investor's perspective, they have contributed to the perceived uncertainty and prevented the Company from developing a mainstream shareholder base. In addition, the restatements and the uncertainty around the Company's ownership prior to and following the spin-off from Cendant have slowed the signings of new outsourcing clients and have hurt the penetration of the real estate broker channel. This has led to weaker than expected volumes and an oversized cost structure. Importantly, all of these factors are temporary in nature and can be addressed by the Company's own actions. They do not affect the Company's foundation of success: The ability to provide clients that outsource with superior economics based on its unique call center platform and historical industry-leading cost structure and customer service.

        We agree with GE's and Blackstone's decision to separate the mortgage business from the fleet business. There are no synergies between these two business units and they appeal to different shareholders. However, it appears that the tax leakage in a sale is prohibitive. Both the mortgage servicing rights ("MSRs") as well as the vehicle fleet have much lower tax values than book values. A sale of one of these businesses requires the seller to write-up either the MSRs or the fleet for tax purposes, resulting in a taxable gain on sale. While we hope to learn more about the tax consequences of the proposed sale by GE in the Proxy Statement, a crude estimate would be the deferred income tax liability related to unamortized MSRs as of December 31, 2005. This estimate is $9.51 per share or 30% of the proposed per share deal valuation. This prevents buyers from realizing the full value of the Company, but as existing shareholders we likely could benefit from a tax-free separation of these businesses through a spin-off. It is our expectation that such a spin-off would unlock immediate shareholder value as the fleet business likely would be valued using a multiple of earnings or free cash flow, while the mortgage business is unlikely to trade below tangible book value.

        With or without a spin-off, we believe the GE and Blackstone offer significantly undervalues the Company for shareholders with an investment horizon greater than a few months. We believe the Fleet business will generate $55 - $60 million in free cash flow in 2007. This assumes $95 - $100 million in earnings before taxes, a 20% cash tax rate and a $20 - $22 million investment to grow the fleet value at a mid-single digits percentage assuming constant 10x leverage. A 15x to 17x multiple of 2007 free cash flow would therefore yield a fleet valuation of $15 to $18 per share today or $16 to $20 per share in 2 years. We believe this to be a conservative multiple for a predictable free cash flow stream growing in the mid-single digits. With the vast majority of the interest rate and residual risk passed through to clients, this is primarily a processing business. As the market leader, we suspect GE will be able to extract significant synergies from the business combination. A 5% to 10% reduction in operating expenses (excluding any depreciation or interest expense associated with the fleet) would yield an additional $15 - $30 million in EBT or $3 to $6 in value per share (which we ignore in the subsequent discussion).

        At the proposed deal price of $31.50 per share, the above fleet valuation likely would imply that the mortgage business is worth less than its tangible book value (even ignoring synergies). In other words, the deal valuation is so low, that shareholders would likely be better off if the mortgage business was liquidated instead of being sold at the proposed valuation, a ridiculous proposition. This is unacceptable. We believe it is the Board's fiduciary duty to shareholders to prevent such a deal from happening. We anxiously await the possible basis for the "fairness" opinion in the Proxy Statement.

       We value the mortgage production business using a normal mid-cycle pre-tax profit margin of approximately 40 basis points of mortgage origination volumes. This level reflects the low-cost model of the call center platform, which cuts out the typical commissioned loan officers and allows these economics to be passed on to outsourcing clients. Furthermore, there are significant economies of scale in originating mortgages. As a top 10 originator and the only significant private label outsourcer, the Company captures some of the value created when financial institutions with subscale mortgage platforms agree to outsource. Our 40 basis points assumption is consistent with the Company's operating history as well as the Company's prior comments. The Company's recent signing of 8 new outsourcing clients with combined origination volumes of $3.6 billion (about 9% of the Company's 2006 total), as well as its disclosure that it is in talks with 15 more potential clients with combined volumes of $5 billion, is a strong indication that the Company's historical edge has not been lost.

       We further assume around $45 - $50 billion in normalized origination volume, reflecting new outsourcing partnerships and a stabilizing market. This translates into $180 - $200 million in normalized mortgage production pre-tax profit. For context, at the cyclical peak in 2003, the Company originated $84 billion in mortgages at a margin of 88 basis points, generating a $739 million pre-tax profit.

       We value the servicing business assuming a mid-cycle 8 basis points servicing margin on the Company's current $160 billion servicing portfolio, generating an additional $128 million in pre-tax profit. Assigning an 8x to 10x multiple to the combined production and servicing earnings we get $26 to $34 per share in value for the mortgage businesses.

       Further, we assume the Company will earn an average of $3 to $4 per share annually as it recovers to a normal profit level in 2 to 3 years. In total, the Company's shareholders would realize a total value of $48 to $66 per share at that time, comprised of $16 to $20 per share for the fleet business, $26 to $34 per share for the mortgage business and $6 to $12 per share in cumulative earnings over the next 2 to 3 years. It is clear that if a sale can be prevented, patient shareholders will be rewarded handsomely.

       In conclusion, we are disappointed with the Board's pursuit of a sale of the Company at a gross undervaluation. We believe these actions demonstrate the Board operated merely as a "caretaker" with a limited time horizon and without long-term commitment to the business or to shareholder value. Following a shareholder rejection of this transaction, we urge the Board to pursue a separation of the mortgage and fleet businesses through a spin-off and to allow shareholders to realize the full valuation potential of the Company in the public market.

       Best regards,
       /s/ Alan P. Fournier
       Alan P. Fournier
       Managing Member
       Pennant Capital Management, LLC